SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                       (Amendment No. 8)*

                   EDGE TECHNOLOGY GROUP, INC.
                        (Name of Issuer)


             Common Stock, par value $.01 per share
                 (Title of Class of Securities)
=================================================================
                           928430 10 7
                         (CUSIP Number)
=================================================================
                     J. Keith Benedict, Esq.
                        HW Capital, L.P.
                   1601 Elm Street, Suite 4000
                       Dallas, Texas 75201
                         (214) 720-1600
=================================================================
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        October 15, 2001
=================================================================
              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 928430 10 7     13D/A                   Page 2 of 11


(1)  Name of Reporting Persons         Infinity Emerging Holdings
                                        Subsidiary Limited
     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares    (7)  Sole Voting                       0
                              Power
        Beneficially
                         (8)  Shared Voting                10,104
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive                  0
                              Power
           with:
                         (10) Shared Dispositive           10,104
                              Power

(11) Aggregate Amount Beneficially Owned                   10,104
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [ ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by
     Amount in Row (11)                                       .1%(1)

(14) Type of Reporting Person (see instructions)               CO

(1) All ownership percentages identified in this Amendment No. 8 to Statement on Schedule 13D/A are based on 16,385,143 shares of common stock outstanding at August 15, 2001, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

CUSIP NUMBER 928430 10 7     13D/A                   Page 3 of 11

 (1) Name of Reporting Persons            Glacier Capital Limited
     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares    (7)  Sole Voting                       0
                              Power
        Beneficially
                         (8)  Shared Voting             1,141,279
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive                  0
                              Power
           with:
                         (10) Shared Dispositive        1,141,279
                              Power

(11) Aggregate Amount Beneficially Owned                1,141,279
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [ ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by
     Amount in Row (11)                                      7.0%

(14) Type of Reporting Person (see instructions)               CO

CUSIP NUMBER 928430 10 7     13D/A                   Page 4 of 11

(1)  Name of Reporting Persons             Summit Capital Limited
     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares    (7)  Sole Voting                       0
                              Power
        Beneficially
                         (8)  Shared Voting             1,141,279
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive                  0
                              Power
           with:
                         (10) Shared Dispositive        1,141,279
                              Power

(11) Aggregate Amount Beneficially Owned                1,141,279
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [ ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                         7.0%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

CUSIP NUMBER 928430 10 7     13D/A                   Page 5 of 11

(1)  Name of Reporting Persons    PurchasePooling Investment Fund
     I.R.S. Identification
     Nos. of Above Persons (entities only)

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                    WC, OO

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                   Texas

     Number of Shares    (7)  Sole Voting                       0
                              Power
        Beneficially
                         (8)  Shared Voting             2,644,841
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive                  0
                              Power
           with:
                         (10) Shared Dispositive        2,644,841
                              Power

(11) Aggregate Amount Beneficially Owned                2,644,841
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [ ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                        16.1%
     Amount in Row (11)

(14)      Type of Reporting Person (see instructions)          PN

CUSIP NUMBER 928430 10 7     13D/A                   Page 6 of 11


(1)  Name of Reporting Persons.        Catalyst Master Fund, L.P.

     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group (see instructions)                (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization          Cayman Islands

     Number of Shares    (7)  Sole Voting                       0
                              Power
     Beneficially
                         (8)  Shared Voting                     0
     Owned by Each            Power

     Reporting Person    (9)  Sole Dispositive                  0
                              Power
     with:
                         (10) Shared Dispositive                0
                              Power

(11) Aggregate Amount Beneficially Owned                  680,000
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [ ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                         4.2%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               PN

CUSIP NUMBER 928430 10 7     13D/A                   Page 7 of 11


     This Schedule 13D/A Amendment No. 8 hereby amends the
Schedule 13D, as previously amended ("Schedule 13D"), filed jointly by Infinity Investors Limited ("Infinity"), IEO Holdings Limited ("IEO"), Glacier Capital Limited ("Glacier") and Summit Capital Limited ("Summit") and Catalyst Master Fund, L.P. ("Catalyst") with respect to the securities of Edge Technology Group, Inc., a Delaware corporation formerly known as Visual Edge Systems, Inc. ("Issuer"). As noted in Amendment No. 4 to this
Schedule 13D, Infinity sold all of its securities of the Issuer as of November 3, 2000 and ceased being a reporting person as of such date. Therefore, all references to Infinity in this
Schedule 13D as amended are deemed to be deleted. Defined terms used but not defined herein shall have the meaning as previously set forth in Schedule 13D.

ITEM 1.   Security and Issuer.

     Not amended.

ITEM 2.   Identity and Background.

     Not amended.

ITEM 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by deleting the paragraph immediately preceding the last paragraph of Item 3 and inserting in lieu thereof the following paragraph:

     Pursuant to a letter agreement dated April 16, 2001 (the "Loan Agreement"), Catalyst agreed to make advances of up to $1,500,000 in the aggregate to the Issuer in addition to the existing indebtedness of the Issuer to Catalyst evidenced by the Catalyst Note, and the Issuer issued to Catalyst its Amended and Restated Convertible Promissory Note, dated April 16, 2001, in the stated principal amount of $2,120,000 (the "Amended and Restated Catalyst Note") replacing the Catalyst Note. The Amended and Restated Catalyst Note bears interest at the rate of 8% per annum and matures on March 31, 2002. All or any portion of the principal balance of Amended and Restated Catalyst Note is convertible, at the option of the holder and at any time, into Common Stock at an initial conversion price of $1.50 per share. As of October 15, 2001, an aggregate of $1,020,000 has been advanced by Catalyst to the Issuer under the Amended and Restated Catalyst Note. The source of funds for the advances to the Issuer under the Amended and Restated Catalyst Note is the working capital of Catalyst.

ITEM      4.   Purpose of Transaction.

     Not amended.

ITEM 5.   Interest in Securities of the Issuer.

     Item 5(a) is hereby amended by deleting the first paragraph and the table of Item 5(a) and inserting in its place the following the first paragraph and table:

     (a) Set forth below are the aggregate number of shares and percentage of Common Stock beneficially owned by the Reporting Persons on October 15, 2001 after

CUSIP NUMBER 928430 10 7     13D/A                   Page 8 of 11


          giving effect to Catalyst's acquisition of the Amended and Restated Catalyst Note as described in Item 5(c) below.




  PurchasePooling          IEHSL          Glacier           Summit        Catalyst Fund
-------------------     -----------   ----------------   --------------   --------------
   Shares        %      Shares   %     Shares      %     Shares     %     Shares     %
------------   ----     ------  ---   ---------  -----   --------   ---   ---------  ---
  680,000      4.2%     10,104  .1%    1,141,279  7.0%  1,141,279   7.0%  2,644,841  16.1%


     Item 5(c) is hereby amended and restated in its entirety to read as follows:

     (c) On April 16, 2001 and pursuant to the Loan Agreement, Catalyst agreed to make advances of up to $1,500,000 in the aggregate to the Issuer in addition to the existing indebtedness of the Issuer to Catalyst evidenced by the Catalyst Note, and the Issuer issued to Catalyst the Amended and Restated Catalyst Note in the stated principal amount of $2,120,000 replacing the Catalyst Note. The Amended and Restated Catalyst Note bears interest at the rate of 8% per annum and matures on March 31, 2002. All or any portion of the principal balance of Amended and Restated Catalyst Note is convertible, at the option of the holder and at any time, into Common Stock at an initial conversion price of $1.50 per share. The Amended and Restated Catalyst
          Note is secured by a Security Agreement, dated as of December 14, 2000, among the Company and Catalyst entered into in connection with the original Catalyst Note. As of October 15, 2001, an aggregate of $1,020,000 has been advanced by Catalyst to the Issuer under the Amended and Restated Catalyst Note. The foregoing response is qualified in its entirety by reference to the Loan Agreement, the Amended and Restated Catalyst Note and the Security Agreement, copies of which are filed as Exhibits 99.17, 99.18 and 99.16, respectively, and incorporated into this response by reference.

ITEM 6.   Contracts, Arrangements, or Understandings or
          Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby  amended by deleting the last paragraph of
Item 6 and inserting in lieu thereof the following paragraph:

     On April 16, 2001 and pursuant to the Loan Agreement, Catalyst agreed to make advances of up to $1,500,000 in the aggregate to the Issuer in addition to the existing indebtedness of the Issuer to Catalyst evidenced by the Catalyst Note, and the Issuer issued to Catalyst the Amended and Restated Catalyst Note in the stated principal amount of $2,120,000 replacing the Catalyst Note. The Amended and Restated Catalyst Note bears interest at the rate of 8% per annum and matures on March 31, 2002. All or any portion of the principal balance of Amended and Restated Catalyst Note is convertible, at the option of the holder and at any time, into Common Stock at an initial conversion price of $1.50 per share. The Amended and Restated Catalyst Note is secured by a Security Agreement, dated as of December 14, 2000, among the Company and Catalyst entered into in connection with the original Catalyst Note. As of October 15, 2001, an aggregate of $1,020,000 has been advanced by Catalyst to the Issuer under the

CUSIP NUMBER 928430 10 7     13D/A                   Page 9 of 11


Amended and Restated Catalyst Note. The foregoing response is qualified in its entirety by reference to the Loan Agreement, the Amended and Restated Catalyst Note and the Security Agreement, copies of which are filed as Exhibits 99.17, 99.18 and 99.16, respectively, and incorporated into this response by reference.

ITEM 7.   Material to be Filed as Exhibits.

     Not amended.


                    (Signature Page Follows)

CUSIP NUMBER 928430 10 7     13D/A                  Page 10 of 11


     After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  December 3, 2001.

                         INFINITY EMERGING HOLDINGS SUBSIDIARY
                         LIMITED
                         By:   Dungate Limited, its Director


                            By:  /s/ James E. Martin
                               --------------------------------
                               James E. Martin, Director


                         GLACIER CAPITAL LIMITED


                         By:  /s/ James A Loughran
                            ------------------------------------
                            James A. Loughran, Director


                         SUMMIT CAPITAL LIMITED


                         By:  /s/ James A. Loughran
                            -------------------------------------
                            James A. Loughran, Director


                         PURCHASEPOOLING INVESTMENT FUND
                         By:   HW Capital, L.P., its manager
                            By:   HW Capital GP, L.L.C., its
                                  general partner


                               By:  /s/ J. Keith Benedict
                                  -------------------------------
                                  J. Keith Benedict,
                                  Vice President


                         CATALYST MASTER FUND, L.P.
                         By:  Catalyst GP Ltd., its general
                         partner


                            By:  /s/ J. Keith Benedict
                               ----------------------------------
                               J. Keith Benedict, Vice President




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C.section 1001).

CUSIP NUMBER 928430 10 7     13D/A                  Page 11 of 11


                            EXHIBIT A

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on
Schedule 13D (including amendment thereto) with respect to the Common Stock of Edge Technology Group, Inc. This Joint Filing Agreement shall be included as an exhibit to such filing or filings. In evidence thereof, each of the undersigned, being duly authorized where appropriate, hereby executes this Joint Filing Agreement as of the ____ day of December __, 2001.

                         INFINITY EMERGING HOLDINGS SUBSIDIARY
                         LIMITED
                         By:   Dungate Limited, its Director


                            By:  /s/ James E. Martin
                              ----------------------------------
                               James E. Martin, Director


                         GLACIER CAPITAL LIMITED


                         By:  /s/ James A. Loughran
                            ------------------------------------
                            James A. Loughran, Director


                         SUMMIT CAPITAL LIMITED


                         By:    /s/ James A. Loughran
                              -----------------------------------
                              James A. Loughran, Director


                         PURCHASEPOOLING INVESTMENT FUND
                         By:   HW Capital, L.P., its manager
                            By:   HW Capital GP, L.L.C., its
                                  general partner


                               By:  /s/ J. Keith Benedict
                                  -------------------------------
                                  J. Keith Benedict,
                                  Vice President


                         CATALYST MASTER FUND, L.P.
                         By:  Catalyst GP Ltd., its general
                               partner


                            By:   /s/ J. Keith Benedict
                              -----------------------------------
                               J. Keith Benedict, Vice President